Planning. Persistence. Results.

foundation planning for the long term

flexibility for seasonal adjustments

clear pathway forward

room for growth and expansion

Commonwealth National Bank®

2007 Annual Report
CNB Financial Corp.

Patience + Determination = New Growth



Dear Shareholders,

For banks everywhere, 2007 was a season of steep challenges and limited opportunities. CNB's approach, as it has always been, was to squarely face the rigors of the season with resolve and perseverance—making the most of our resources and prudently preparing for whatever the future may hold.

The changing interest rate and economic environment over the course of 2007 demanded from us a strong focus on managing our net interest margin, tight control of operating expenses, and efforts to maximize the value of last year's infrastructure investments. Business development efforts contributed to a healthy loan portfolio growth in 2007, setting the stage for long-term financial success.

During a difficult year, CNB recorded 3% growth in total assets, reaching $289.5 million as of December 31, 2007. At the same time, we continued our support of the local economy and set the stage for long-term success by growing our loan portfolio by 8% to reach $217.3 million as of December 31, 2007.

Net interest income during 2007 was approximately equal to that of 2006 and was driven by 8% year-over-year growth in average earning assets, offset by a 24-basis-point reduction in net interest margin. This contraction was due to the year's flat-to-inverted yield curve and competitive deposit pricing conditions, which caused a higher (by 52 basis points) average cost of funds. The yield on average earning assets increased by 22 basis points from year to year. Operating expenses increased by 7% to $8,178,000, compared with $7,622,000 in 2006, reflecting the additional costs of the two branches and operations center opened in late 2006.

The combined impact of the challenging 2007 interest rate environment, economic conditions, and the cost of infrastructure improvements for the future growth of the company caused net income to equal $397,000 for 2007, compared with $636,000 for 2006.

As we enter 2008, the interest rate environment is changing, and we feel we have positioned the company's balance sheet to benefit from the changed environment through improved performance in the net interest margin.

Shareholders' equity increased to $21.1 million, a $1.0 million increase from a year ago. As of December 31, 2007, we continue to be "well-capitalized" under all regulatory categories. Book value per common share as of December 31, 2007, equaled $9.26, compared with $8.83 as of December 31, 2006.

The results of community efforts

In June, an Advisory Board comprising of more than 50 prominent business leaders from Central Massachusetts was formed to help CNB evolve our networking and expand our market outreach. To date, dozens of referrals from Advisory Board members have generated more than $1.1 million in potential new deposits and $8.25 million in new loan prospects.

In September, we welcomed James W. Segel (Special Counsel to the Chairman, House Financial Services Committee, United States Congress) to our second Advisory Board reception, where he spoke about the challenges affecting the current banking climate and industry—particularly the mortgage crisis. Having worked in both the private and public sectors as well as in public finance, law, and taxation, Attorney Segel provided valuable insight and commentary.



The right conditions

The entire CNB team has been dedicated to establishing a solid infrastructure for the company since our inception in 2001. Investments made in 2006, including two new branch openings, new commercial products, and an expansion of our Operations Center, have given us the resources we'll use moving forward to intelligently grow our business.

The foundations that made us Worcester County's fastest-growing bank will continue to serve our needs in the near term, allowing us to focus appropriately on increasing our market share, ensuring that we can support our business while facing whatever 2008 holds in store for us.

Seeding the soil

As always, Commonwealth National Bank is committed to being an integral part of the communities we serve. We view our investments of time and funds into worthwhile enterprises as being one aspect of our commitment to the community.

Educating young people about the importance of saving money was continual during our third annual *Savings Makes Cents* program with the Northbridge elementary school system. This program highlights early savings lessons for the children at both the elementary and middle school grade levels. We also hosted an educational event with the Southeast Asian Coalition of Worcester, in an effort to help bridge the cultural and social gaps between American banking practices and those of other countries.

This year, CNB assisted The Hanover Theatre for the Performing Arts through its final stages of financing that led to a March 2008 grand opening. The 2,300-seat Federal Square theatre is now ready to host large-scale Broadway shows, concerts, music recitals, dance, comedy acts, and other special events.

The theatre is expected to help the economic revitalization of the downtown district by bringing new patrons into the area for shopping, dining, and the performing arts. Massachusetts Lieutenant Governor and former Worcester Mayor Timothy P. Murray has called the theatre "a jewel for our downtown and a cultural beacon for the entire region."

Learn to labor and wait

As we look ahead to 2008, we remain very active—working to ideally position CNB for continued reliable performance and responsible growth.

The customers and organizations featured in this year's Annual Report exemplify the values of patience and hard work. These are principles we share with the people we are fortunate to call our customers, employees, colleagues, shareholders, and neighbors.

And for that, we once again offer our thanks and appreciation.

Sincerely,

Charles R. Valade, President/CEO **Cary J. Corkin, Chairman**



Preparation



One of the most rewarding activities Commonwealth National Bank undertakes is helping new and growing businesses find the banking assistance they need to grow and thrive.

The year 2007 saw a fresh new crop of businesses and charitable organizations that demonstrated a shared sense of hope and determination, along with the willingness to work hard to achieve their goals.

Within our own organization, our two newest branches—West Boylston and Grafton Street—spent the year securing a trusted position and welcoming new retail businesses in their respective neighborhoods. With both branches now well established, we are looking forward to the expansion of their customer base in 2008.

CNB now operates a total of six branches, composing an efficient, well-defined footprint that works to our advantage as we face the coming economic environment.



Reed & Prince

Reed & Prince is an innovator in the design and manufacture of precision cold-formed parts such as fasteners, screws, and small-diameter nails and pins. The company was even featured in the January 2008 issue of *Today's Machining World*, its industry's top trade journal.

With a growing book of business, Reed & Prince was looking to expand its customer base, by capitalizing on new opportunities—both within and beyond its traditional automotive business. To successfully accomplish its goals, the company needed to have the right support system in place, which required a bank that understood the realities of the business.

Fortunately, CNB's new VP/Commercial Loan Officer, Dave Harmon, understood the potential within Reed & Prince. He worked with the company's owner, Jim Richardson, to put together a suitable package of refinancing, including term debt and a line of credit. This flexibility and responsiveness is enabling the company to realize its vision and aggressively foster a growing reputation for innovation and excellence.



Envisioning the results—and getting to work.
Successful execution of an ambitious plan demands that you have the tools you need at critical growth stages. VP/Commercial Loan Officer Dave Harmon (left) understood that Reed & Prince's Jim Richardson (right) needed a partner who believed in the company in order to grow.

Nurture

The new business and marketing teams at Commonwealth National Bank have spent the past six years in persistently maintaining one of the most impressive growth records for any *de novo* bank of our kind.

In 2007, we were very excited and pleased to augment these efforts with the establishment of a new Advisory Board composed of more than 50 prominent business and community leaders from our service area.

These new (and familiar) faces are serving as a powerful force in CNB's expansion to serve even greater numbers of customers—and helps us discover better ways of serving our existing customers.

The Advisory Board's experience and insights have already provided measurable results, with nearly $10 million in new prospects identified in 2007 alone. We hope to continue expansion of these efforts in 2008.



Current Advisory Board

Growth and Support

Our core group of dedicated and professional bankers continues to thrive. David Harmon joined CNB as VP/Commercial Loan Officer, bringing with him a wealth of experience in the Central Massachusetts region. His energy and sustained efforts are a welcome addition to our lending team.

Any organization's ability to grow is greatly influenced by not only the commitment of its employees, but also its infrastructure. In 2006, we expanded our Operations Center in order to prepare for the future. In 2007, we are happy to report that the expanded and enhanced Operations Center has helped us improve efficiency in supporting our expanding customer base, in terms of both processing volume and growing sophistication of banking services.

In 2007, Remote Deposit Capture was introduced as a service alternative to in-branch banking. This service allows our commercial customers to electronically transmit deposits into their accounts from their own headquarters. It has been well received by our internal customer base and allows CNB to greatly expand our geographical territory.

G&F Industries, Inc.

G&F Industries, a leading local manufacturer of precision plastics and a CNB customer since 2005, was interested in expanding its capabilities to enter the emerging field of silicon liquid injection molding. In July of last year, the company's owner, John G. Argitis, learned of an acquisition opportunity during an industry exposition.

While the potential deal offered attractive terms, there was also a sense of urgency on the part of the sellers. They wanted to complete the multimillion-dollar sale of UPCOA, their Peabody facility, before Labor Day—a window of less than 60 days.

G&F CFO Gary DeGroat knew that the size of the transaction might be larger than one CNB would normally handle, but he called his loan officer, Carl Bindoo, to see what might be possible. CNB's ability to make fast decisions—and the flexibility to pull in additional resources when required—enabled G&F to confidently proceed with negotiations and close the deal. The financing was turned around in just over a month.

"All the stars aligned," recalled Mr. DeGroat. "CNB made sure the appraisers who were involved really understood the business and the equipment. CNB enabled us to capitalize on a very tight window of opportunity. Everyone put in extra effort to achieve a common goal. It's great to have such a resourceful bank on your side—not only in situations like this one, but as a regular partner in the course of doing business."



Providing the right resources—at just the right time.
Steady growth means getting what you need to thrive. And getting it exactly when you need it. VP/Commercial Loan Officer Carl Bindoo (left) saw to it that G&F Industries, Inc. had the capital it needed to realize owner John Argitis's vision of expanding the company by acquisition.

Bending with the Seasons

Although the interest rate environment in 2007 was not ideal for aggressive growth, the good news is that CNB was prepared for it. We remain in a good position to make the best of today's market realities as well.

By establishing our Commonwealth Choice Account in 2007, we positioned ourselves to expand our service offerings to existing customers. This is a sample of the kind of strategy that allows us to retain our existing customers while attracting new relationships.

The mortgage crisis that affected so many U.S. banks, investment banks, and mortgage companies last year has thankfully had no direct impact on our business, as CNB has never participated in sub-prime mortgage lending.

The year 2007 saw the transitions for some longtime friends, as two members of our Board of Directors, Richard Noonan and Robert Ansin, retired. Also this past year, we elected to engage new legal and auditing assistance to better meet our evolving needs. Our new law firm is Muldoon, Murphy & Aguggia LLP, and we have engaged Wolf & Company, P.C., as our audit firm.



Dismas House

Nationally recognized as one of the most successful programs of its kind, Dismas House helps former prisoners with the daunting work of reintegrating with the community and returning to society. Dismas House operates three programs, the Almost Home program, Dismas House, and the Father Brooks House, where a combination of family-style environment and evidence-based methods result in success for former prisoners, with a roughly 75%-85% success rate in keeping its participants from reoffending, according to parole board statistics.

In 2007, Co-Executive Directors David McMahon and Colleen Hilferty came to CNB for assistance in order to further help the residents of Dismas House upon their graduation. CNB signed on and became an important lead partner in the founding of the brand-new Father John Brooks House.

Father John Brooks House, named for the President Emeritus of the College of the Holy Cross, now houses successful graduates of Dismas programs and their families. At Brooks House, residents enjoy their own living space while remaining connected to vital services such as counseling and job coaching to continue their new crime-free lifestyle. The benefits of Brooks House, and the CNB investment, are tangible for not only the residents, but also the neighbors, as Dismas has committed to rebuild a vandalized park, tend a Little League field, and keep their new Grafton Hill neighborhood clean.

Keeping everything aligned—as hard work bears fruit.
Dismas House Co-Director, Dave McMahon (left) has dedicated a career to building one of the most respected programs of its kind. CNB's VP/Commercial Loans Bob Kelley (right) made sure that their efforts met no financial impediments as they continued the successful growth plans and acquired a new property.



Perseverance

At the six-year mark, the Commonwealth National Bank team has every reason to survey our record of accomplishment with deserved pride.

Our recognition as one of the fast-growing *de novo* banks gives strong testimony to the idea that our practical philosophy of banking has the potential to be successful across many business cycles.

As we look ahead to 2008, we see good cause for optimism, tempered with an unflinching look at macroeconomic realities. The year 2007 has proven that we have the right team, the right infrastructure, and the right approach to community banking.

We remain steadfast in our commitment to dedicating our full efforts, every day, on behalf of our customers, colleagues, and shareholders.



2007 Growth Rates

3% total assets

8% average earnings assets

5% deposits

8% loans


Total Assets
($ in millions)
249.4
281.4
289.5
12/31/05
12/31/06
12/31/07
Loans
($ in millions)
180.8
200.7
217.3
12/31/05
12/31/06
12/31/07
Average Earnings Assets
($ in millions)
214.1
258.0
278.9
2005
2006
2007
Deposits
($ in millions)
189.5
191.8
202.2
12/31/05
12/31/06
12/31/07
Net Interest Margin
(%)
3.60%
3.27%
3.03%
2005
2006
2007
Net Income
($ in millions)
2.565
.636
.397
2005
2006
2007
Capital Ratios at 12/31/07
(%)
9.40%
12.12%
13.36%
Tier 1 Leverage Ratio
Tier 1 Risk-Based Capital Ratio
Total Risk-Based Capital Ratio
Book Value per Common Share at 12/31/07
($ per Share)
$8.15
$8.83
$9.26
2005
2006
2007

Commonwealth National Bank's ability to grow and thrive would not be possible without the rain-or-shine efforts of the people we work with every day. From season to season, these dedicated individuals help us realize our most ambitious plans.

Board of Directors
Gerald D. Cohen
Cary J. Corkin, Chairman
Lawrence J. Glick
Stephen J. Granger
George L. Kaplan
John P. Lauring
Harris L. MacNeill
Ralph D. Marois
Henry T. Michie
Claire O'Connor
Bryan T. Rich
J. Robert Seder
Charles R. Valade

Executive Officers
Charles R. Valade, President & CEO
William M. Mahoney, SVP & Chief Financial Officer
Christine Trifari, SVP & Chief Credit Officer
Andrea J. White, SVP & Chief Retail Officer

Commercial Loan Officers
Carlisle Bindoo, Vice President
Russell J. Dye, Vice President
David A. Harmon, Vice President
Robert J. Kelley, Vice President
Patrick J. McKeon, Vice President

Cash Management Officer
Mary T. Dean, Vice President

Consumer Loan Officer
Patricia M. Harrington, Vice President

Operations Officers
Pamela J. Cutler
Lynda L. Notaro

Branch Managers
Karen M. Corcoran, Assistant Vice President (West Boylston)
Cheryl A. Courtemanche, Branch Officer (Grafton Street)
Maureen E. Halley, Branch Officer (Chadwick Square)
Stacey A. Johnson, Assistant Vice President (Shrewsbury)
Lori A. Kostiw, Vice President (Whitinsville)
Kenneth Mudzingwa, Branch Officer (Waldo Street)
Kathleen Trainor, Assistant Vice President (West Boylston)
Jill L. Wardle, Vice President (Whitinsville)

Credit Officer
Alla Demihovsky, Vice President

Controller
Kimberly M. Anderson, Controller

Network Administrator
Andrea M. Dupell, Vice President

Residential Mortgage Officer
Mark E. LaMountain, Vice President

Stock Symbol
CFNA

Transfer Agent
American Stock Transfer and Trust Company
Shareholder Services (800) 937-5449

Corporate Counsel
Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016



Senior management, from left to right: William M. Mahoney, SVP, Chief Financial Officer; Christine Trifari, SVP, Chief Credit Officer; Charles R. Valade, President/CEO; and Andrea J. White, SVP, Chief Retail Officer.



There are many worthwhile organizations throughout Central Massachusetts, and we take great pride in helping each achieve its vision. Here is a list of the groups we supported in 2007.

Abby's House
Alternatives Unlimited
American Cancer Society
American Heart Association
American Legion-Oliver Aston Post 343
Ancient Order of Hibernians, Division 36
Assumption School PTG
Auburn Youth and Family Services, Inc.
Audio Journal
Blackstone Valley Chamber of Commerce
Blackstone Valley Chamber of Commerce
  Education Foundation, Inc.
Boys & Girls Club of Worcester
Builders Association of Central Massachusetts
Central MA Housing Alliance
Centro Las Americas
Children's Friend
Choose Worcester, Inc.
  (c/o Greater Worcester Community Foundation)
City of Worcester and YWCA of Central MA
  Building Bridges of Understanding
Clark University Hillel
Clark University Small Business Development Center
Community Healthlink
Corridor Nine Area Chamber of Commerce
Dynamy
Easter Seals
Easter Seals Connecticut, Inc.
Ecotarium
Emerald Club of Worcester County
Family Health Center
Fire Island Lighthouse Preservation Society
First Night Worcester 2008
Forest Grove Middle School
Free the Blackstone–CanalFest 2007
Gardner Visiting Nursing Association Hospice Program
Girls, Inc., of Worcester
Golden Tones
Grafton Land Trust, Inc.
Grand Lodge of MA, I.O.O.F.
Hanover Theatre for Performing Arts
Harmony Club of Worcester
Holy Trinity Eastern Orthodox Nursing & Rehabilitation Center
Immaculate Conception Parish
Jewish Community Center
Jewish Healthcare Center
Judy's Fund
Junior League of Worcester
Kiwanis Foundation of Worcester, Inc.
Lou Gehrig Baseball-Little League
Make-A-Wish Foundation
March of Dimes
Massachusetts Bankers Association
Massachusetts Veterans, Inc.
Michael G. Lapomardo, Sr. Scholarship Program
Michael P. Woll Memorial Golf Tournament
Milford Care Centre (Ireland)
Neighborworks–HomeOwnership Center of Worcester
Nelson Place PTO
Newspapers in Education (Worcester Telegram & Gazette)
North Worcester Business Assoc.
Northbridge Public Schools
Oak Hill Community Development Corp.
Officer Phil–Child Safety Program
Preservation Worcester
Quinsigamond Community College
Rainbow Child Development Center
Rotary Club of Shrewsbury
Salvation Army
Shrewsbury Babe Ruth
Shrewsbury Historical Society
Shrewsbury Lions Club
Shrewsbury Youth Football & Cheerleading
Southeast Asian Coalition of Central Massachusetts
Spectrum Charitable Foundation
Spirit of Shrewsbury
St. Ann's Church
St. Louis School
St. Spyridon Greek Orthodox Cathedral
Tara Bean Foundation
United Way of Central Massachusetts
West Boylston 200
West Boylston Arts Foundation
West Boylston Elementary School Trust
West Boylston Historical Society
West Boylston–Cub Scout Pack 151
Whitin Community Center
Why Me & Sherry's House
Worcester African Cultural Festival
Worcester Business Development Corp.
  Massachusetts Biomedical Initiatives
  MA Academy of Math and Science
Worcester Columbus Day Parade
Worcester Community Action Council
Worcester County St. Patrick's Day Parade
Worcester Hibernian Cultural Foundation/
  Ancient Order of Hibernians
Worcester's Hope Lodge
Worcester Latino Dollars for Scholarships
Worcester Local First
Worcester Regional Chamber of Commerce
Worcester Regional Research Bureau
Worcester SCORE, Chapter 173
Worcester Youth Center
YMCA of Central MA
Y.O.U., Inc.
Youthnet
YWCA of Central MA

Savings from the use of this paper:
9.12 trees preserved for the future
26.33 lbs waterborne waste not created
3,874 gallons wastewater flow saved
429 lbs solid waste not generated
844 lbs net greenhouse gases prevented
6,460,000 BTUs energy not consumed

Savings from the use of wind-generated electricity:
439 lbs air emissions not generated

This annual report was printed on Carbon Neutral Strathmore Script paper, which is 30% post-consumer waste and FSC certified.




Produced with Certified
WIND POWER

PRINTED WITH
SOY INK

Worcester
33 Waldo Street
508-752-4800
1 West Boylston Street
508-595-0000
1393 Grafton Street
508-799-0211

Shrewsbury
564 Main Street
508-845-4240

West Boylston
26 West Boylston Street
508-835-1770

Whitinsville
701 Church Street
508-234-9913

1-866-BANK-CNB (226-5262)

commonwealthworcester.com

C N B F I N A N C I A L C O R P.



Commonwealth
National Bank

We think you'll see the difference.

END